UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.                                       Press release dated July 19, 2011

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 25, 2011	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE

Stockholm — July 19, 2011

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED JUNE 30, 2011

(Stockholmsbörsen: MIC)

Quarterly historical data has been restated for the full consolidation of Honduras to provide a comparable base.

Q2 Highlights

•                              Organic local currency revenues up 10.2% versus Q2 10, (up 11.0% excluding adjustment)†

•                              Revenues up 14.6% to $1,120 million (Q2 10: $977 million)*

•                              EBITDA up 10.6 % to $513 million (Q2 10: $464 million)**

•                              EBITDA margin of 45.8% (Q2 10: 47.5%), (46.2% excluding adjustment)†

•                              Mobile customers up 12% versus Q2 10, bringing total customers to 41.3 million

•                              Basic earnings per common share of $1.67 (Q2 10: $1.23)

•                              Normalized earnings per common share *** of $1.73 (Q2 10: $1.23)

•                              Free cash flow of $215 million (Q2 10: $155 million)

•                              1.6 million shares bought back for a total consideration of $170.8 million

†                             Accounting adjustment to revenues in Guatemala. See page 7

*                             Revenues were up 20.7% excluding the impact of the full consolidation of Honduras in Q2 10. (Honduras at 100% for Q2 ’11 vs 66% for Q2 ’10)

**                      EBITDA was up 17.8% excluding the impact of the full consolidation of Honduras in Q2 10

***               Excludes one-off events in 2010 and 2011

Mikael Grahne, President and CEO of Millicom, commented:

“Millicom’s robust performance in the second quarter demonstrates the effectiveness of our value creation strategy.  Underlying local currency revenue growth was 11.0% in Q2 and, despite our increased investment in advertising and promotions, we have produced a strong EBITDA margin of 46.2%.  Our performance in the first half of 2011, with underlying local currency growth of 11.5%, is a good reflection of prevailing business conditions.

“We are pleased to see continued momentum in top line and ARPU growth in Latin America, with underlying revenues up by 10.8% and ARPU increasing by 2%, as our data services gain scale.  In Africa, revenues were up 12% year on year in local currency.  We have experienced more stable pricing activity in our African markets in H1 2011 compared with H2 2010 and we remain focused on maintaining the affordability of Tigo products and services across the region, whilst defending our margins.

“We are driving growth in data which now contributes more than 10% of Latin America’s recurring revenue and half of the revenue growth for the region.  Our domestic money transfer service, Tigo Cash, was launched in El Salvador in the second quarter and the service is now present in 7 markets which collectively contribute over 60% of our total revenue base.  Tigo Cash has reached a penetration level of 13% of our customer base in Paraguay one year since its launch and 6% in Tanzania after eight months.

“We expect the continued uptake of data and mobile financial services to be an important driver of sustainable growth for Millicom.  Our investment in data and mobile financial services should increase revenues, ARPU, EBITDA and ROIC but could slightly reduce EBITDA margins.

“We have continued to make progress in our asset productivity initiatives and have signed new tower deals in Guatemala and Colombia.  These deals complete the bulk of our tower sharing initiatives and, together with the three deals we have done in Africa, generate a net present value in excess of $600m.  We will continue to pursue other opportunities to share assets, which could include 3G or 4G networks and spectrum as appropriate, enabling us to focus on our core activities of sales, marketing, branding, distribution, service innovation and customer care, whilst improving our income statement and balance sheet.

“We reiterate our EBITDA margin guidance of above 45% for 2011 and our capex guidance of around $850m.   As we now have greater visibility on our year-end payables, we are raising our operating free cash flow margin guidance for 2011 to around 20%.”

Financial and operating summary for the quarter to June 30, 2011 and 2010

MOBILE CUSTOMERS (‘000)	Jun 30, 2011	Jun 30, 2010	Change	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010
– Total (i)	41,312	36,729	12%	39,763	38,590	37,443
– Attributable (ii)	38,029	33,878 *	12%	36,556	35,515	34,528

REPORTED NUMBERS(iii) US$ million	Q2 2011	Q2 2010		Q2 – Q2 % change (local currency)	Q1 2011	Q4 2010	Q2 – Q2 % change (reported)	FY 2010
– Group Revenue	1,120	977	*	10%	1,081	1,069	15%	4,018	*
– Central America	449	435	*	2%	455	447	3%	1,740	*
– South America	425	323		20%	387	383	31%	1,373
– Africa	246	219		12%	239	239	12%	905
– EBITDA (iv)	513	464	*	6%	509	497	11%	1,896	*
– EBITDA margin	45.8%	47.5	%*		47.1%	46.5%		47.2	%*
– Net profit for the period	175	134			230	157		1,652

*   Pro forma figures to reflect the full consolidation of Honduras

(i)              Total customer figures represent the worldwide total number of customers of mobile systems in which Millicom has an ownership interest.

(ii)          Attributable customers are calculated as 100% of mobile customers in Millicom’s subsidiary operations and Millicom’s percentage ownership of customers in each joint venture operation.

(iii)      Excludes discontinued operations, except net profit

(iv)        EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues and adding other operating income.

•                              Investments include capex of $151 million for Q2 11 which was low due to timing issues.  Capex tends to be weighted more heavily to the second half of the year.  For the full year, capex is expected to be around $850 million

•                              Cash and cash equivalents of $1,005 million at the end of Q2 11

•                              Cash up-streaming of $201 million in Q2 11

•                              Net debt of $1,264 million with an extrapolated full year net debt/EBITDA ratio of 0.6 times

•                              On June 8, 2011, Millicom’s joint operation in Guatemala and Telefonica Guatemala signed a bilateral tower sharing agreement in the country.  Through this agreement, both parties can be granted access to towers owned by the other party at the discretion of the host.

•                              We commenced the revised share buyback program of $800 million for the full year from April 25, 2011 and have acquired 1,592,875 shares at an average price of $107.24 per share during the quarter, for a total consideration of $170.8 million.

Review of operations

Financial results for the three months ended June 30, 2011

Customer market share

Millicom’s total market share increased by 0.6 percentage points quarter on quarter to 30.5% on a weighted basis, the highest market share ever, with 7 markets gaining share and 5 markets declining.  Market share in Central America was stable at 54.4%. We have increased our market share in South America with Colombia recording an increase of 0.4 percentage points.  In Africa, market share increased to 31.7%, due primarily to a strong increase in Rwanda following the exit of a competitor from the market.

	Market share (%)
	Total	Central Am.	South Am.	Africa
Q2 11	30.5%	54.4%	18.6%	31.7%
Q1 11	29.9%	54.4%	18.2%	30.8%
Q4 10	29.8%	53.8%	18.1%	31.1%
Q3 10	29.8%	53.8%	17.4%	32.1%
Q2 10	30.0%	53.7%	17.3%	31.9%

Source: Company data.  Historical market share for Africa restated to reflect size of KBC market in DRC

Mobile ARPU

Local currency mobile ARPU declined by 2% year-on-year, which is a 6 percentage point improvement over the rate of reduction of a year ago, reflecting the trend of slower declines with less voice erosion and with the development of value-added services, data in particular, in Latin America.

Given the greater bundling of voice and non-voice services in our product mix, we are now basing our ARPU calculations on total mobile revenues less roaming, in order to reflect more accurately the mobile revenues generated by the various segments of our own customer base.  This change has no material impact on the ARPU growth.  On this basis, ARPU was up 1% year on year in Central America and up 3% in South America.  In Latin America as a whole, 36% of our customers generated monthly mobile ARPU of more than $10, up from 34% in Q2 2010 and contributed 86% of the region’s revenues.  In Africa, mobile ARPU fell by 6%, reflecting high net customer additions in some markets in Q2. The ARPU trend in Africa will be negative for some time as affordability initiatives are an effective way of increasing both penetration and MOUs.

	Year-on-year local currency mobile ARPU growth (%)*
	Total	Central Am.	South Am.	Africa
Q2 11	(2)%	1%	3%	(6)%
Q1 11	(1)%	3%	3%	(6)%
Q4 10	(5)%	(1)%	3%	(13)%
Q3 10	(5)%	(6)%	5%	(7)%
Q2 10	(8)%	(11)%	3%	(7)%

* Excluding Rwanda

N.B. ARPU figures have been restated based on total mobile revenues less roaming revenues.

Customers

In Q2 11, Millicom added 1.5 million net new mobile customers, reaching 41.3 million total mobile customers, an increase of 12.5% versus Q2 10. Of this number, 7.3 million were data users in Latin America and 2.0 million of these were 3G data users.  VAS penetration continues to increase with over 51% of customers using SMS services, 35% utilizing ‘Tigo Lends You’, 25% Ring Back Tones, and more than 22% subscribing to data services 20%  to the ‘Give Me Balance’ service and 14% to ‘Gift and Collect’ services.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, mandatory registration, competitor promotions and our own marketing activities.  We value sustainable revenue growth over net customer additions and we are focusing on 3G data and VAS customers who, on average, produce a higher additional ARPU than 2G voice only customers.  We no longer see a correlation between growth in customer numbers and future revenue growth.

	Net additional mobile customers (’000)
	Total	Central Am.	South Am.	Africa
Q2 11	1,549	271	236	1,042
Q1 11	1,174	332	295	547
Q4 10	1,146	365	461	320
Q3 10	715	(251)	439	527
Q2 10	1,635	149	212	1,274

	3G data users (’000)
	Total	Central Am.	South Am.
Q2 11	2,012	1,017	995
Q1 11	1,927	973	954
Q4 10	1,765	798	967
Q3 10	1,528	675	853
Q2 10	1,291	532	759

Revenues

Total revenues for the three months ended June 30, 2011 were $1,120 million, an increase of 14.6% from Q2 2010. Underlying revenue growth in local currency was 11.0% excluding exceptional items in Guatemala (see p.7).  Monthly top line growth in local currency for the first half has been 11.5% on average when removing non-recurring items.  We believe that our performance in the first half of the year is a good reflection of prevailing business conditions.

The strongest regional revenue growth was seen in South America which reported year-on-year local currency growth of 19.5%. Central America reported year on year underlying local currency growth of 3.4%, contributing to double-digit growth for our relatively mature Latin American markets as a whole.  Africa reported local currency top line growth of 11.9%.

	Revenue by Region
US$m	Q2 11	Q2 10	YoY growth (%) reported	YoY growth (%) underlying local currency	Contribution
Central America	449	435 *	3%	3%	40%
South America	425	323	31%	20%	38
Africa	246	219	12%	12%	22%
Total Revenues	1,120	977	15%	10%	100%

* Pro-forma figure to reflect the full consolidation of Honduras.

VAS revenues for the quarter continued to grow strongly, rising 33.6% over Q2 10 and now accounting for 27.1% of recurring revenue for the Group. Revenues for non-SMS VAS, the services in which we are investing, grew by 50% in local currency for the Group and, in Latin America, mobile data revenues now account for 10.7% of recurring revenues, up by 1.3 percentage points from Q1 11.

Revenues in the Communication category increased 8% year on year, demonstrating that strong branding, sophisticated distribution, customer segmentation and understanding can support good growth in our core voice and SMS services.  Revenues for the Entertainment category were up by 14%.  Revenues for the Information and Solutions categories increased by 64% and 46% respectively.  Data now contributes more than 10% of recurring revenue in Latin America and 50% of the region’s growth.  Tigo Cash in the solutions category has reached a penetration level of 13% of our customer base in Paraguay one year since launch and 6% in Tanzania after eight months. We expect data and other non-SMS services to continue to be the major driver of Group revenue growth going forward.

	Revenue by Category
US$m	Q2 11	Q2 10*	% growth	Contribution Q2 11
Communication (voice, SMS)	828	768	8%	74%
Information (Data services)	121	73	64%	11%
Entertainment (TV, Ringback tones, Games)	80	70	14%	7%
Solutions (Tigo Cash, Tigo Lends You)	30	21	46%	3%
Others (Telephone & equipment sales, inbound roaming, other)	61	45	35%	5%
Total Revenues	1,120	977	15%	100%

EBITDA

Group EBITDA for the quarter was $513 million, an increase of 10.6% from Q2 10.  Despite accelerated investment in 3G and services, we reported an underlying EBITDA margin excluding exceptional items of 46.2% supported by a combination of tight cost management and VAS development.

In Central America, the margin was 51.6%, down 4.9 percentage points year-on-year, on the back of additional promotional spending on 3G and new services and because of a negative mix impact.   The fastest growing segment of the business, data, has a lower EBITDA margin as it receives the greatest level of investment, whilst high margin segments of the business, such as international incoming calls, are declining.  Central America is more exposed to this trend than South America, as VAS and international traffic account for higher shares of revenue and therefore amplify the mix impact.  The margin in South America was 42.8% and in Africa the margin was 40.4%, up 3.5 percentage points over Q2 10.  We expect the deviation between the EBITDA margins of the three regions to reduce over time.  We will continue to invest further in our brands and services in order to maintain around double-digit top line growth in the medium term, targeting a margin in the mid-40s.  The margin for the full year is expected to be above 45%.

Group	Q2 11	Q1 11	Q4 10	Q3 10	Q2 10
Customers (m)	41.3	39.8	38.6	37.4	36.7
YoY growth (%)	12.5%	13.3%	13.9%	17.5%	19.4%
Revenues* ($m)	1,120	1,081	1,069	1,018	977
YoY growth (%) (reported)	14.6%	13.4%	9.9%	12.6%	12.9%
YoY growth (%) (local currency)	11.0%	12.7%	10.1%	11.8%	11.3%
EBITDA* ($m)	513	509	497	484	464
YoY growth (%)	10.6%	12.9%	8.6%	15.7%	16.1%
Margin (%)	45.8%	47.1%	46.5%	47.5%	47.5%
Total mobile ARPU* ($ monthly)	9.4	9.6	9.9	9.7	9.6
Capex ($m)	151	85	315	187	129
Capex/Revenues	13.4%	7.9%	29.5%	18.4%	13.2%

* pro forma figures to reflect the full consolidation of Honduras

Central America

Revenues from mobile and cable operations in Central America totalled $449 million in Q2 11, up 3.2% on a reported and like-for-like basis and up 3.4% in local currency excluding adjustments.

Central America recorded a mobile ARPU improvement of 1% in local currency which compares to an 11% decline a year ago.  This ARPU improvement for the region is evidence that even our highly penetrated markets can enjoy growth through innovation and consumer understanding.

EBITDA for Central America was $232 million, down year-on-year because of the mix impact, with data, which receives the greatest level of investment, making a larger contribution to the overall product mix, The EBITDA margin was 51.6%, a 4.9 percentage point reduction year-on-year, as a result of increased marketing and promotional activities and more subsidies, particularly of 3G handsets, in order to drive data revenues.

An adjustment of $7.5m was recorded in Guatemala in the quarter which impacted both revenues and EBITDA. The adjustment follows the overbooking of revenues linked to complex packages over the last 24 months.  The adjustment is a non-cash item and it has no impact on our customers as invoicing was conducted correctly.

Total customers in Central America reached 14.1 million at the end of the quarter, up 5% year-on-year and 29% of our customers in Central America were using mobile data services, generating 9.1% of revenues. In Honduras, to fund security improvement plans in the country, the government is planning to issue a new tax on telecom operators which could negatively impact revenues and EBITDA.  Based on currently available information, the EBITDA impact could reach $3 million in H2 and around $6 million for the full year.

On June 8, 2011, one of, our 55% consolidated entities in Guatemala (‘Tigo Guatemala’), and Telefónica Móviles Guatemala, S.A. (‘TEF Guatemala’), signed a bilateral tower sharing agreement in Guatemala.  Through this agreement, both parties can be granted access to towers owned by the other party at the discretion of the host.  In the first phase, Tigo Guatemala has agreed to lease space on 341 towers to TEF Guatemala. This transaction will generate around US$5m of incremental EBITDA per year or a net present value of approximately US$39m for Tigo Guatemala, excluding any value creation from capex savings through future collocation on TEF Guatemala’s towers.  Tigo Guatemala now has access to a portfolio of more than 700 sites owned by TEF Guatemala.

Our cable and broadband businesses in Central America grew revenues for the second quarter by 12.2% year-on-year and reported 692 thousand revenue generating units (RGUs), up 7% year-on-year.  We have been successful in increasing broadband internet penetration amongst our cable TV customers raising ARPU through the cross-selling and up-selling of services and improving our service levels when offering higher broadband capacity to customers.  We have made good progress during the second quarter with residential broadband growing by 36%.  We completed the rebranding from Amnet to Tigo Home in Honduras during the quarter.

Cable Central America	Q2 11	Q1 11	Q4 10	Q3 10	Q2 10
Revenue ($m)	62	61	59	57	56
Revenue growth (YoY %)	12%	14%	11%	9%	11%

Homes Passed (’000)	1,347	1,342	1,332	1,320	1,309
Broadband customers/cable customers	38%	38%	38%	38%	36%
RGUs (‘000)	692	682	670	650	642

Tigo Cash was launched in El Salvador in June.

Capex in Central America amounted to $40 million in Q2, or 9% of revenues which is low as we expect to book more capex in the latter half of the year.

Central America	Q2 11	Q1 11	Q4 10	Q3 10	Q2 10
Customers (m)	14.1	13.8	13.5	13.1	13.4
YoY growth (%)	5.4%	4.5%	4.5%	6.1%	10.3%
Revenues* ($m)	449	455	447	432	435
YoY growth (%) (reported)	3.2%	7.2%	3.5%	1.5%	0.4%
YoY growth (%) (local currency)	3.4%	5.3%	1.3%	(0.6)%	(0.7)%
EBITDA* ($m)	232	246	229	239	245
YoY growth (%)	(5.3)%	4.5%	(1.9)%	3.5%	1.9%
Margin (%)	51.6%	54.1%	51.3%	55.2%	56.5%
Total mobile ARPU*† ($)	11.9	12.2	12.4	11.9	11.8
YoY growth (%) (reported)	0.5%	3.3%	(1.0)%	(5.8)%	(11.2)%
Capex* ($m)	40	26	82	48	50
Capex/Revenues (%)	8.8%	5.7%	18.3%	11.1%	11.5%

* pro forma figures to reflect the full consolidation of Honduras

†  Excluding adjustments

South America

Revenues in South America in Q2 11 amounted to $425 million, up 19.5% in local currency and all three markets reported a strong performance.

Mobile ARPU continued to increase and was up by 3% in local currency confirming the appropriateness of our support of mobile data and other VAS. We now have over 3.2 million users of data services in South America, representing over 3% of our regional customer base and 12.1% of revenues.

Our Tigo Cash service, while still EBITDA negative, continues to gain traction in Paraguay.  We recorded close to 147,000 peer to peer money transactions in June and more than 355 thousand transactions in total, including payments and cash withdrawals.  Penetration is now above 13% of our customer base after one year.

EBITDA for Q2 11 was $182 million, up 32%, and the EBITDA margin was 42.8%, up 0.1 of a percentage point from Q2 10.

By offering handset subsidies and thereby accelerating the conversion of customers to postpaid status, we are successfully managing to increase ARPU, revenues, EBITDA and ROIC as upgraded customers consume more services.  EBITDA margins may be slightly diluted as a consequence of increased subsidies (due to more T&E sales with zero or negative margin) and because post-paid tariffs are lower.

Net customer additions totaled 236 thousand in the second quarter, bringing the customer base to 10.7 million.

A new Telecommunications Bill has been proposed by the government in Bolivia which could be passed shortly and implemented over the next few months.  The draft of the bill includes a new fee payable by telecom companies of 2% of total gross revenues to a new Universal Access Fund. This fee will impact our gross margin and EBITDA.  The draft of the bill also removes the requirement for universal coverage, makes number portability and infrastructure sharing mandatory and states that license renewals will be conducted through a tender process.

In Paraguay, a flat tariff structure for all on-net and cross-net calls has become mandatory.  The gradual implementation of this structure could negatively impact margins over the next few months.

Capex in South America amounted to $62 million in Q2 or 14% of revenues.

South America	Q2 11	Q1 11	Q4 10	Q3 10	Q2 10
Customers (m)	10.7	10.4	10.1	9.7	9.2
YoY growth (%)	15.5%	15.6%	15.0%	15.0%	14.6%
Revenues ($m)	425	387	383	356	323
YoY growth (%) (reported)	31.5%	24.0%	22.4%	28.3%	29.7%
YoY growth (%) (local currency)	19.5%	20.0%	18.7%	20.9%	19.1%
EBITDA ($m)	182	165	168	151	138
YoY growth (%)	31.6%	25.0%	24.8%	34.2%	41.5%
Margin (%)	42.8%	42.6%	43.9%	42.4%	42.7%
Total mobile ARPU ($)	13.2	13.2	13.9	13.3	12.8
YoY growth (%) (reported)	2.9%	3.4%	3.2%	5.1%	2.5%
Capex ($m)	62	28	112	68	42
Capex/Revenues (%)	14.5%	7.2%	29.2%	19.1%	13.0%

Africa

Customers in Africa increased 17.2% year-on-year bringing the total at the end of June to 16.6 million.  The net intake for the quarter was over 1 million.  The highest intake of almost 270 thousand customers was recorded in Tanzania.  In Rwanda we added 243 thousand customers bringing the total at the end of June close to 813 thousand.  Although the customer registration deadline passed in May in Chad, requiring the disconnection of unregistered customers, we still added 132 thousand net new customers.  In Ghana the customer registration deadline was extended from June 30th to September 30th and we added almost 125 thousand customers in the quarter.

Revenues in Africa were up 12.3% year-on-year to $246 million, with local currency revenues up 11.9%.  For the region as a whole we have seen more stable pricing activity in the first half of 2011 compared with the second half of 2010 but we have not seen any real evidence of elasticity following last year’s cross-net tariff reductions.  We continue to maintain the affordability of Tigo products and services across Africa but our prime areas of focus are growth, cost management and returns, rather than pricing.  VAS revenues increased by 34.1% year-on-year and now account for 10.5% of the region’s recurring revenues.

Mobile ARPU declined 6% year-on-year in local currency compared with a decline of 13% in Q4 10 and in line with the previous quarter despite net customer additions in Q2 being twice as high as in Q1.  The launch of 3G services in Rwanda, Ghana and Tanzania together with the development of VAS is supporting our strategy to focus on higher value customers.

The take-up of our Tigo Cash service is encouraging in Tanzania.  At the end of June, eight months since launch, the penetration of Tigo Cash reached 6% of our customer base.  We launched a 3G service in Ghana in July.

DRC seems to be experiencing tougher economic conditions with greater pressure on purchasing power.  We have introduced a dynamic tariff scheme in light of market conditions, offering lower prices at off-peak times. The regulator revised the minimum tariff for all calls to 8 cents in April so advertised tariffs for on-net and cross-net calls were therefore reduced from 12 cents and 15 cents respectively, negatively impacting revenue growth.

In Senegal, we have alleviated some of the pressure we were experiencing on capacity by increasing our capex slightly which has enabled us to meet demand for more affordable offers, but our capex level is still constrained by the ongoing litigation over our license with the Senegalese government.

EBITDA for Africa for Q2 11 reached $100 million, up 23% year-on-year. The EBITDA margin was 40.4%, up 3.5 percentage points over Q2 10 but down quarter on quarter by 0.5 percentage points.

Capex in Africa amounted to $46 million in Q2 or 18% of revenues.  We expect capex in Africa to be higher in H2 as we invest in order to capitalize on the region’s growth potential and for the initial 3G build out.

Africa	Q2 11	Q1 11	Q4 10	Q3 10	Q2 10
Customers (m)	16.6	15.5	15.0	14.6	14.1
YoY growth (%)	17.2%	20.8%	22.6%	32.2%	33.5%
Revenues ($m)`	246	239	239	230	219
YoY growth (%) (reported)	12.3%	10.3%	5.1%	14.6%	19.6%
YoY growth (%) (local currency)	11.9%	15.0%	11.7%	21.8%	23.5%
EBITDA ($m)	100	98	100	94	81
YoY growth (%)	22.8%	17.5%	11.6%	25.6%	31.2%
Margin (%)	40.4%	40.9%	41.8%	40.7%	36.9%
Total mobile ARPU ($)	5.1	5.3	5.4	5.5	5.5
YoY growth (%) (reported)	(6.2)%	(6.0)%	(12.9)%	(7.2)%	(6.9)%
Capex ($m)	46	30	120	73	41
Capex/Revenues (%)	18.5%	12.6%	50.2%	31.7%	18.7%

Subsequent Events

In July 2011, Colombia Móvil S.A. E.S.P, Millicom’s operation in Colombia, (“Colombia Móvil”) agreed to sell 2,126 towers to a to-be formed Colombian subsidiary of American Towers International, Inc. (“ATC Infraco”) in Colombia.  As a result of the transaction, Colombia Móvil will receive US$182 million of cash.  Through a Millicom subsidiary, Millicom and Colombia Móvil’s other shareholders will have an option to acquire an indirect, substantial minority equity interest in ATC Infraco.

Forward looking statements

In 2011 we aim to achieve the right balance between top line growth, profitability and cash flow generation. We reiterate our EBITDA margin guidance of above 45% for 2011 and our capex guidance of around $850m. As we now have greater visibility on our cash flow, we are now raising our OFCF margin guidance for 2011 to around 20%.

Comments on the financial statements

Free cash flow for Q2 11 was $215 million, or 19.2% of revenues.

Approximately 60% of the Group’s gross debt is denominated in local currency, thus limiting foreign exchange exposure. Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or not available. The main countries carrying US$ denominated exposure are Guatemala, Honduras, Ghana and Tanzania and Paraguay. Millicom booked foreign exchange gains in Q2 11 of $12 million as a consequence of the depreciation in local currency of the US$ denominated debt in the operations.

The effective tax rate for the second quarter was 23.0% as we start to see the benefit of our tax planning initiatives and the push down of debt to operating level. The low tax rate in Q2 is also due to the fact that two operations and the holding company are either reducing their losses or now have a positive taxable base.  The effective tax rate is expected to increase following the recognition of deferred tax assets for our formerly loss-making operations.

The cost of financing before tax in Q2 was lower than in the previous year and includes a portion of tower leases. Part of the benefit of debt restructuring performed in 2010 is now seen in the tax line.

As at the end of Q2 11, 45% of the debt is at fixed rates, therefore reducing our exposure to interest rate volatility.

Millicom now has just over $1 billion of cash on hand with around 77% held in US$. The net debt to EBITDA ratio was up at approximately 0.6 times at the end of June as we returned about $359 million in cash to shareholders as a combination of dividend payments and share buy backs.

$201 million of cash was upstreamed during Q2 11, through a combination of dividends, management fees and royalties.

In the second quarter Millicom bought back 1,592,875 shares at an average price of $107.24 for a total consideration of $170.8 million.

Listing

As announced on April 19th 2011, Millicom delisted its ordinary shares from NASDAQ in the US at the end of May 2011 and consolidated the listing of its shares in the form of Swedish Depository Receipts (SDRs) on NASDAQ OMX in Stockholm as from June 3rd 2011.  By the end of June, approximately 80% of the ordinary shares outstanding as at April 19th 2011 (the announcement date) had been converted to SDRs and approximately 90% of Millicom’s share capital was in the form of SDRs admitted to trading on NASDAQ OMX Stockholm.

Other information

This report is unaudited.

The annual investor day will take place on September 13, 2011 in London.

Millicom’s financial results for the third quarter of 2011 will be published on October 18, 2011.

Luxembourg — July 19, 2011

Mikael Grahne, President & Chief Executive Officer

Millicom International Cellular S.A

15 rue Léon Laval

L-3372 Leudelange

Luxembourg

Tel : +352 27 759 101

Registration number: R.C.S. Luxembourg B 40 630

Conference call details

A conference call to discuss the results will be held at 13.00 London / 14.00 Stockholm / 08.00 New York, on Tuesday, July 19, 2011.  The dial-in numbers are: +44 (0)20 7136 2056, +46 (0)8 5353 6457 or +1 212 444 0895 and the pass code is 1928438#.

A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.

Slides to accompany the conference call will be available at www.millicom.com 30 minutes prior to the start of the call.

A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 1928438#.

CONTACTS

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 (0)7779 018 539
Investor Relations

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 265 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Appendices

•                              Consolidated income statements for the three months ended June 30, 2011 and 2010*

•                              Consolidated income statements for the six months ended June 30, 2011 and 2010*

•                              Consolidated statements of financial position as at June 30, 2011 and December 31, 2010*

•                              Condensed consolidated statements of changes in equity for the six months ended June 30, 2011 and 2010*

•                              Condensed consolidated statements of cash flows for the six months ended June 30, 2011 and 2010*

•                              Quarterly analysis by cluster

•                              Cellular customers and market position by country

•                              Revenue growth - Forex effect by region

* Determined based on accounting principles consistent to those used for the 2010 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS), except for pro forma comparatives of quarterly information prepared to reflect the full consolidation of the operation in Honduras.

Millicom International Cellular S.A.

Consolidated income statements

for the three months ended June 30, 2011 and 2010

	QTR ended June 30, 2011	QTR ended June 30, 2010*
	(Unaudited) US$’000	(Unaudited) US$’000
Revenues	1,120,107	977,348
Operating expenses
Cost of sales (excluding depreciation and amortization)	(246,435)	(203,814)
Sales and marketing	(205,836)	(175,347)
General and administrative expenses	(155,391)	(134,210)
Other operating income	707	—
EBITDA	513,152	463,977
Corporate costs	(30,384)	(22,258)
Gain (loss) on disposal/Write down of assets, net	(828)	2,264
Depreciation and amortization	(189,226)	(167,696)
Operating profit	292,714	276,287
Interest expense	(41,980)	(48,870)
Interest and other financial income	2,800	2,839
Other non-operating income (expenses), net	(4,067)	(34,776)
Profit before taxes from continuing operations	249,467	195,480
Taxes	(57,496)	(64,003)
Profit before discontinued operations and non-controlling interest	191,971	131,477
Result from discontinued operations	—	3,285
Non-controlling interest	(16,799)	(472)
Net profit for the period	175,172	134,290
Basic earnings per common share (US$)	1.67	1.23
Weighted average number of shares outstanding in the period (‘000)	104,985	108,759
Profit for the period used to determine diluted earnings per common share	175,172	134,290
Diluted earnings per common share (US$)	1.67	1.23
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	105,089	109,040

* Comparatives have been restated for the full consolidation of Honduras

Millicom International Cellular S.A.

Consolidated income statements

for the six months ended June 30, 2011 and 2010

	Six months ended June 30, 2011	Six months ended June 30, 2010*
	(Unaudited) US$’000	(Unaudited) US$’000
Revenues	2,201,525	1,931,098
Operating expenses
Cost of sales (excluding depreciation and amortization)	(480,314)	(401,451)
Sales and marketing	(400,196)	(351,108)
General and administrative expenses	(299,534)	(263,517)
Other operating income	927	—
EBITDA	1,022,408	915,022
Corporate costs	(52,182)	(39,431)
Gain (loss) on disposal/Write down of assets, net	75	(431)
Depreciation and amortization	(366,957)	(340,444)
Operating profit	603,344	534,716
Interest expense	(91,039)	(93,683)
Interest and other financial income	7,222	5,171
Other non-operating income (expenses), net	11,354	(30,166)
Profit before taxes from continuing operations	530,881	416,038
Taxes	(139,478)	(129,964)
Profit before discontinued operations and non-controlling interest	391,403	286,074
Result from discontinued operations	39,465	6,385
Non-controlling interest	(25,559)	(2,635)
Net profit for the period	405,309	289,824
Basic earnings per common share (US$)	3.84	2.66
Weighted average number of shares outstanding in the period (‘000)	105,431	108,759
Profit for the period used to determine diluted earnings per common share	405,309	289,824
Diluted earnings per common share (US$)	3.84	2.66
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	105,542	108,937

* Comparatives have been restated for the full consolidation of Honduras

Millicom International Cellular S.A.

Consolidated statements of financial position

as at June 30, 2011 and December 31, 2010

	June 30, 2011	December 31, 2010
	(Unaudited) US$’000	US$’000
Assets
Non-current assets
Intangible assets, net	2,199,817	2,282,845
Property, plant and equipment, net	2,798,050	2,767,667
Investment in associates	19,719	18,120
Pledged deposits	53,680	49,963
Deferred taxation	30,579	23,959
Other non-current assets	33,273	17,754
Total non-current assets	5,135,118	5,160,308
Current assets
Inventories	58,145	62,132
Trade receivables, net	263,329	253,258
Amounts due from joint venture partners	151,075	99,497
Prepayments and accrued income	135,426	89,477
Current tax assets	4,884	10,748
Supplier advances for capital expenditure	37,818	36,189
Other current assets	105,086	72,205
Time deposits	1,069	3,106
Cash and cash equivalents	1,005,071	1,023,487
Total current assets	1,761,903	1,650,099
Assets held for sale	111,267	184,710
Total assets	7,008,288	6,995,117

Millicom International Cellular S.A.

Consolidated statements of financial position

as at June 30, 2011 and December 31, 2010

	June 30, 2011	December 31, 2010
	(Unaudited) US$’000	US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 104,939,217 shares at June 30, 2011)	662,527	681,559
Treasury shares (453,266 shares)	(50,944)	(300,000)
Other reserves	(40,325)	(54,685)
Accumulated profits brought forward	2,223,942	1,134,354
Net profit for the period	405,309	1,652,233
	3,200,509	3,113,461
Non-controlling interest	61,998	45,550
Total equity	3,262,507	3,159,011
Liabilities
Non-current liabilities
Debt and financing	1,674,094	1,796,572
Derivative financial instruments	26,550	18,250
Deferred taxation	183,977	195,919
Other non-current liabilities	83,665	79,767
Total non-current liabilities	1,968,286	2,090,508
Current liabilities
Debt and other financing	649,739	555,464
Capex accruals and payables	200,652	278,063
Other trade payables	178,429	202,707
Amounts due to joint venture partners	147,538	97,919
Accrued interest and other expenses	258,209	228,360
Current tax liabilities	53,781	79,861
Other current liabilities	276,642	242,457
Total current liabilities	1,764,990	1,684,831
Liabilities directly associated with assets held for sale	12,504	60,767
Total liabilities	3,745,781	3,836,106
Total equity and liabilities	7,008,288	6,995,117

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the six months ended June 30, 2011 and 2010

	June 30, 2011	June 30, 2010
	(Unaudited) US$’000	(Unaudited) US$’000
Equity as at January 1	3,159,011	2,310,130
Profit for the period	405,309	289,824
Stock compensation	7,385	6,219
Purchase of treasury stock	(170,859)	(7,065)
Dividends paid	(188,538)	(653,779)
Shares issued via the exercise of stock options	1,319	1,630
Movement in cash flow hedge reserve	(1,281)	(1,641)
Movement in currency translation reserve	31,506	(30,301)
Sale of Amnet Honduras	2,207	—
Non-controlling interest	16,448	(21,011)
Equity as at June 30	3,262,507	1,894,006

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the six months ended June 30, 2011 and 2010

	June 30, 2011	June 30, 2010
	(Unaudited) US$’000	(Unaudited) US$’000
EBITDA	1,022,408	859,828
Movements in working capital	(42,985)	(31,016)
Capex (net of disposals)	(283,862)	(219,969)
Taxes paid	(178,157)	(147,580)
Operating Free Cash Flow	517,404	461,263
Corporate costs (excluding share based compensation)	(44,797)	(33,176)
Interest paid, net	(66,493)	(72,697)
Free Cash Flow	406,114	355,390
Other investing activities	8,205	47,135
Cash flow from (used by) operating and investing	414,319	402,525

Cash flow from (used in) financing	(487,847)	(683,845)

Cash from (used by) discontinued operations	53,102	—
Cash effect of exchange rate changes	2,010	(1,076)

Net increase (decrease) in cash and cash equivalents	(18,416)	(282,396)
Cash and cash equivalents, beginning	1,023,487	1,511,162
Cash and cash equivalents, ending	1,005,071	1,228,766

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q2 11	Q1 11	Q4 10	Q3 10	Q2 10	Increase Q2 10 to Q2 11
Revenues (US$’000) (i)
Central America	448,948	454,878	447,269	432,469	434,839	3%
South America	424,856	387,340	382,821	355,548	323,204	31%
Africa	246,303	239,200	238,845	229,716	219,305	12%
Total Revenues	1,120,107	1,081,418	1,068,935	1,017,733	977,348	15%

EBITDA (US$’000) (i)
Central America	231,838	246,033	229,326	238,470	244,848	(5)%
South America	181,812	165,315	167,983	151,315	138,128	32%
Africa	99,502	97,908	99,697	94,005	81,001	23%
Total EBITDA	513,152	509,256	497,006	483,790	463,977	11%

Total mobile customers at end of period (i)
Central America	14,087,497	13,816,582	13,484,996	13,119,588	13,370,455	5%
South America	10,670,786	10,434,613	10,139,252	9,677,857	9,239,165	15%
Africa	16,553,683	15,512,178	14,965,332	14,645,815	14,119,102	17%
Total	41,311,966	39,763,373	38,589,580	37,443,260	36,728,722	12%

Attributable mobile customers at end of period (i)
Central America	11,043,551	10,848,499	10,646,152	10,429,294	10,744,363	3%
South America	10,670,786	10,434,613	10,139,252	9,677,857	9,239,165	15%
Africa	16,314,338	15,273,216	14,729,543	14,420,869	13,894,168	17%
Total	38,028,675	36,556,328	35,514,947	34,528,020	33,877,696	12%

(i)           Pro forma figures to reflect the full consolidation of Honduras and excluding discontinued operations

Millicom International Cellular S.A.

Cellular customers and market position by country
(Unaudited)

		Country Population	MIC Market		Total customers (iii)
Country	Equity Holding	(million) (i)	Position (ii)	Net Adds Q2 11	Q2 11	Q2 10	y-o-y Growth
Central America
El Salvador	100.0%	6	1 of 5	90,179	2,882,794	2,785,564	3%
Guatemala	55.0%	14	1 of 3	164,209	6,759,949	5,835,760	16%
Honduras	66.7%*	8	1 of 4	16,527	4,444,754	4,749,131	(6)%

South America
Bolivia	100.0%	10	2 of 3	62,295	2,563,783	2,117,270	21%
Colombia	50.0%+1share	45	3 of 3	154,215	4,595,977	3,941,216	17%
Paraguay	100.0%	6	1 of 4	19,663	3,511,026	3,180,679	10%

Africa
Chad	100.0%	11	1 of 2	132,362	1,676,912	1,223,333	37%
DRC (iv)	100.0%	72	1 of 5	169,408	2,319,355	1,821,841	27%
Ghana	100.0%	25	2 of 5	124,811	3,697,318	3,406,022	9%
Mauritius	50.0%	1	2 of 3	768	478,691	449,869	6%
Rwanda	87.5%	11	2 of 3	243,013	812,569	373,929	117%
Senegal	100.0%	13	2 of 4	101,219	2,627,651	2,450,540	7%
Tanzania	100.0%	43	2 of 7	269,924	4,941,187	4,393,568	12%

Total cellular customers excluding discontinued operations		265		1,548,593	41,311,966	36,728,722	12%

(i)           Source: CIA World Factbook

(ii)          Source: Millicom.  Market position derived from active customers based on interconnect

(iii)                          Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

(iv)                            DRC market position relates to the Kinshasa/Bas Congo area only

*                                         Millicom’s unconditional call option over its partner’s 33.3% stake in the business allows Millicom to fully              consolidate the business in Honduras.

Revenue growth – Forex effect by region

US$m	Revenue Q2 10*	Constant currency growth	Forex	Revenue Q2 11	LC Growth %

C. America	435	6	8	449	2%
S. America	323	63	39	425	20%
Africa	219	26	1	246	12%
Total	977	95	48	1,120	10%

* pro forma figures to reflect the full consolidation of Honduras